 Exhibit 99.9

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2014 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except share and per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2014	2014	2013	2014
Revenues	12,770	12,875	11,267	50,133
Cost of sales	8,046	8,117	7,319	32,141
Gross profit	4,724	4,758	3,948	17,992
Selling and marketing expenses	666	640	584	2,625
Administrative expenses	847	837	700	3,326
Operating profit	3,211	3,281	2,664	12,041
Other income, net	829	851	577	2,669
Profit before income taxes	4,040	4,132	3,241	14,710
Income tax expense	1,154	1,140	867	4,062
Net profit	2,886	2,992	2,374	10,648
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286
Share premium, retained earnings and other components of equity (1)	47,244	39,511	39,511	39,511
Earnings per share (par value 5/- each)
Basic	50.51	52.36	41.54	186.35
Diluted	50.51	52.36	41.54	186.35
Total Public Shareholding (2)
Number of shares	38,98,49,697	39,02,57,428	41,01,01,111	39,02,57,428
Percentage of shareholding	67.89	67.96	71.41	67.96
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–
Non-encumbered
Number of shares	9,15,08,078	9,15,08,078	9,20,85,078	9,15,08,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	15.94	15.94	16.04	15.94

(1)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.
(2)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depositary Receipt Holders.

1.	The audited consolidated financial statements for the quarter ended June 30, 2014 have been taken on record by the Board of Directors at its meeting held on July 11, 2014. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	Changes to the Board

a)	On June 14, 2014 the Board appointed Dr. Vishal Sikka as an Additional Director and the Chief Executive Officer and Managing Director (Designate) for the period between June 14, 2014 to July 31, 2014 and as the Chief Executive Officer and Managing Director from August 1, 2014 to June 13, 2019. An Extraordinary General Meeting of the shareholders of the Company has been convened and will be held on July 30, 2014 to approve his appointment.

b)	The Board elevated U. B. Pravin Rao, President and Whole-time Director, as the Chief Operating Officer of the Company effective June 14, 2014.

c)	Narayana Murthy and S. Gopalakrishnan voluntarily stepped down as the Executive Chairman and Executive Vice Chairman respectively, effective June 14, 2014. In order to facilitate a smooth transition of responsibilities, they will continue on the Board as the Non-executive Chairman and Non- executive Vice Chairman respectively until October 10, 2014. Narayana Murthy will be designated Chairman Emeritus effective October 11, 2014 in recognition of his contributions to the Company.

d)	S. D. Shibulal will step down as the Chief Executive Officer and Managing Director with effect from end of business hours on July 31, 2014. The Board expresses its deep sense of appreciation for the services rendered by Shibulal as a co-founder of the Company and in his several roles, including as CEO and Managing Director, over the last 33 years.

e)	Srinath Batni, a Whole-time Director of the Company, will step down from the Board with effect from end of business hours on July 31, 2014. The Board expresses its deep sense of appreciation for the services rendered by Srinath as the head of delivery excellence and as a member of the Board.

f)	K. V. Kamath has been elected as the Chairman of the Board with effect from October 11, 2014.

g)	B. G. Srinivas, Whole-time Director resigned from the Board and services of the Company, effective June 10, 2014. The Board placed on record its deep appreciation for the services rendered by B. G. Srinivas during his tenure.

h)	Ann M. Fudge retired as a Member of the Board effective June 14, 2014. The Board placed on record its deep appreciation for the services rendered by Ann M. Fudge during her tenure as a director.

3.	Edgeverve Systems Limited

On June 14, 2014, the shareholders approved the related party transaction relating to the transfer of the Products, Platforms and Solutions Business unit to Edgeverve Systems Limited (the Company’s wholly-owned subsidiary). This business has been transferred for a consideration of US $70 million (approximately 421 crore) based on an enterprise valuation done by independent valuers. The transfer is effective July 1, 2014.

4.	During the quarter ended June 30, 2014, based on internal and external technical evaluation, the management reassessed the remaining useful life of assets, primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful life of certain assets required a change from the previous estimates. If the group had continued with the previously assessed useful lives, charge for depreciation and cost of sales for the quarter ended June 30, 2014 would have been higher by 136 crore for the assets held as at April 1, 2014.

5.	Information on dividends for the quarter ended June 30, 2014

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2014	2014	2013	2014
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	20.00
Final dividend	–	43.00	–	43.00
Total dividend	–	43.00	–	63.00

The final dividend of 43/- per equity share for fiscal 2014 was approved by the shareholders at the Annual General Meeting of the Company held on June 14, 2014 and the same was paid on June 16, 2014.

6.	Other information (Consolidated – Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2014	2014	2013	2014
Staff costs	7,355	7,271	6,513	28,834
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	614	582	515	2,156
Income from available-for-sale financial assets	79	58	42	224
Miscellaneous income, net	7	28	7	59
Gains / (losses) on foreign currency	129	183	13	230
Total	829	851	577	2,669

7.	Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2014	2014	2013	2014
Revenues	11,319	11,366	9,959	44,341
Profit before tax	3,795	3,887	3,076	14,002
Profit for the period	2,720	2,883	2,250	10,194

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2014

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend / Annual Report related	–	130	130	–

9.	Segment reporting (IFRS Consolidated – Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2014	2014	2013	2014
Revenue by business segment
Financial Services and Insurance (FSI)	3,695	3,749	3,334	14,698
Manufacturing (MFG)	2,774	2,809	2,400	10,853
Energy & utilities, Communications and Services (ECS)	2,020	2,075	1,744	7,932
Retail, Consumer packaged goods and Logistics (RCL)	2,151	2,132	1,864	8,346
Life Sciences and Healthcare (LSH)	824	844	790	3,399
Growth Markets (GMU)	1,306	1,266	1,135	4,905
Total	12,770	12,875	11,267	50,133
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	12,770	12,875	11,267	50,133
Segment profit before tax, depreciation and non-controlling interests:
Financial Services and Insurance (FSI)	1,078	1,189	980	4,349
Manufacturing (MFG)	679	705	541	2,452
Energy & utilities, Communications and Services (ECS)	488	633	484	2,274
Retail, Consumer packaged goods and Logistics (RCL)	657	627	460	2,221
Life Sciences and Healthcare (LSH)	178	205	197	749
Growth Markets (GMU)	361	284	322	1,373
Total	3,441	3,643	2,984	13,418
Less: Other unallocable expenditure	230	362	320	1,377
Add: Unallocable other income	829	851	577	2,669
Profit before tax and non-controlling interests	4,040	4,132	3,241	14,710

Notes on segment information

Business segments

Effective quarter ended March 31, 2014, the Company reorganized its segments consequent to which the business segments of the Company are as set out above. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board

for Infosys Limited

Bangalore, India July 11, 2014	S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months ended June 30, 2014, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US $ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2014	2014	2013	2014
Revenues	2,133	2,092	1,991	8,249
Cost of sales	1,344	1,318	1,296	5,292
Gross profit	789	774	695	2,957
Net profit	482	487	418	1,751
Earnings per Equity Share
Basic	0.84	0.85	0.73	3.06
Diluted	0.84	0.85	0.73	3.06
Total assets	9,625	9,522	8,130	9,522
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,728	4,841	3,968	4,841

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is July 11, 2014, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.